               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 4)<F1>

                      Mitchell Bancorp, Inc.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           606503100
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        October 31, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 9 Pages

CUSIP No. 606503100
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                 12,190
Shares         8.  Shared Voting
Beneficially       Power                             80,810*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                             12,190
ing Person     10. Shared Dispositive
with               Power                             80,810*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  93,000*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.99%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                        Page 2 of 9 Pages

CUSIP No. 606503100
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             93,000*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             93,000*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  93,000*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.99%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement, Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 12,190 shares of the Company's Common Stock, par value $.01 per share, held in the name of her husband, Jerome H. Davis.

                       Page 3 of 9 Pages

          The Statement on Schedule 13D (the "Statement") of Jerome
H. Davis, with respect to the Common Stock, par value $.01 per share ("Common Stock") of Mitchell Bancorp, Inc., a North Carolina Corporation ("Mitchell") is hereby amended as set forth below.

Item 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Statement is hereby supplemented by the addition of the following information:

          "Following his review of Mitchell's September, 1997 quarterly results, Mr. Davis wrote to its Board of Directors to express his continuing disappointment regarding its poor financial results and lack of progress in enhancing shareholder value. Mitchell's inability to achieve meaningful financial results is reflected in the recent closing price of the Common Stock at $17.00 per share as compared to a closing price of $16.75 on May 9, 1997. A copy of Mr. Davis' October 31, 1997 letter to Mitchell's Board of Directors is attached hereto as Exhibit No. 5.

          In his letter, Mr. Davis sets forth the following comments regarding Mitchell's poor financial results for the recent quarter:

          1)   ASSETS AND DEPOSITS.  As compared to September 30,
1996, each of these important measures has declined. Mr. Davis' questions how the price of the Common Stock can improve with such negative growth.

          2) BOOK VALUE PER SHARE. Mitchell's recent press release shows book value per share of $15.36. This is lower than its book value of $15.71 at June 30, 1997, and shows no meaningful increase over its amount on March 31, 1997 of $15.17 per share.

          3) EARNINGS AND RETURN ON EQUITY. Mitchell's earnings for the September, 1997 quarter are approximately $.134 per share based on 930,902 shares outstanding. This reflects a current price in the Common Stock which is 31 times earnings. Mr. Davis inquires who would purchase such a "rich" stock. Moreover, at this quarterly rate of earnings, Mitchell's return on equity, when annualized, is a only 3.5%.

          4) OPERATING EXPENSES AND EFFICIENCY RATIO. Mr. Davis states that a key measure of management's performance is the company's operating expense to assets ratio. Mitchell's current operating expense to assets ratio of 2.63% (annualized) is the highest it has been since the March 31, 1996 financial results disclosed in its prospectus information. It has never been worse. Similarly, Mitchell's efficiency ratio is now above 50% for the first time in the last five quarters.

                       Page 4 of 9 Pages

          5) CAPITAL RATIO. Mitchell maintains an enormous capital ratio of 41.3%. According to Mr. Davis, this figure highlights the ineffective decisions made by Mitchell's management. Despite its tremendous excess capital, Mitchell has not paid a special dividend, taxable or otherwise, since going public in July, 1996. Its capital ratio has even increased from its level at March 31, 1997 of 40%. Mr. Davis considers Mitchell's retention of such an astonishing amount of excess capital to be unconscionable and evidences its inability to further the growth of the company and improve its financial state. Such excess capital will also cause
the price of the Common Stock to languish even further.   Mr. Davis
believes that Mitchell's decision to withhold this cash from its shareholders conflicts with management's fiduciary responsibilities. He also notes that an acquiror will not pay for such excess cash.

          In view of Mitchell's consistently poor financial results, Mr. Davis believes that it has no reason to remain independent. Based on management's record, Mr. Davis advises
Mitchell to declare a large special dividend of approximately $7.00 and change the control of the company by turning it over to others who are more capable of managing a public company.

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."






















                       Page 5 of 9 Pages

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Item 7 of the Statement is hereby supplemented by the addition of the following information:

          "5. Letter dated October 31, 1997 from Jerome H. Davis to the Board of Directors of Mitchell Bancorp, Inc."












































                       Page 6 of 9 Pages
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Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    11/4/97        Jerome H. Davis
                     Date           (Signature)

                    11/4/97        Susan B. Davis
                     Date           (Signature)






































                       Page 7 of 9 Pages